Exhibit 99.1

Starfield Resources Announces 2011 Programs

Not for distribution to U.S. newswire services or for dissemination in the U.S.

TORONTO, March 7 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU) (OTCBB: SRFDF) ("Starfield", "the Company") today announced the Company's operating plans for 2011.

The Board of Directors has approved expenditures for Starfield's Stillwater and Ferguson Lake projects, and for continued development of the Company's hydrometallurgical process.

Exploration drilling at the Stillwater project is scheduled to begin in June. The plan is to focus the initial drilling on the VEZ PGE target, and as a second priority the PGE target referred to as the Crescent Creek dunite pipe, which is located south of the Janet 50 area of the VEZ. Planned drilling will be accomplished with helicopter support due to access, as well as snow cover, which will last until June.

The Company is reviewing historical data relating to its Stillwater Chrome assets and is currently requesting price quotes to update the 1988 feasibility study to NI 43-101 standards.

"After a minor permitting delay, we are now ready to commence drilling at Stillwater," said Ray Irwin, Vice President of Exploration. "We believe the property holds considerable potential and we are looking forward to this season's work."

At the Ferguson Lake project, plans call for three deep core holes to be drilled. The holes will be stepped out from the current western boundary of the main deposit, where there are indications that the mineral occurrence continues to the west and at depth. This season's drill program will test those geological assumptions.

The Company has also contracted Roscoe Postle Associates, Inc. of Toronto to update its 2008 scoping study on the Ferguson Lake project. Since the original 2008 scoping study, the Company has undertaken development activities and certain market conditions have changed. The results of this scoping study update are expected to be available by late spring 2011.

Testing of Starfield's hydrometallurgical process using massive sulphides from Ferguson Lake is ongoing at SGS Canada Inc. in Lakefield, Ontario.  Results to date confirm that the oxidation and hydrolysis circuits work very well with actual Ferguson Lake massive sulfides. The results also lead the Company to believe that the process can work well with refractory gold deposits. Definitive testing toward using the hydromet circuit in the processing of refractory gold will begin in due course. The schedule provides for the current test work to be completed in June 2011. Once completed, the Company intends to advance testing to the final pilot plant stage in the second half of 2011, provided funding can be arranged.

At the recent Chloride 2011 Conference in San Diego, Dr. Mike Dry, President of Arithmetek Inc., a process modeling firm in Peterborough, Ontario, presented an update of advancements to the oxidation and hydrolysis circuits of the hydrometallurgical process. Dr. Dry has been a key consultant to the development of Starfield's hydromet process for the past five years, and integral to advancement of the project as test work transitioned from a small private laboratory to a world class metallurgical testing facility. Dr. Dry's presentation is posted on Starfield's web site.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non NI 43-101 and not to be relied on); the Moonlight copper project in California; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.
www.starfieldres.com

For further information:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

CO: Starfield Resources Inc.

CNW 07:30e 07-MAR-11